UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-15092

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

(Translation of registrant’s name into English)

Turkcell Küçükyalı Plaza

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated November 12, 2025 announcing the registrant's share buy-back transactions.

Istanbul, November 12, 2025

Announcement Regarding the Share Buy-back Transactions

Within the scope of our Company’s buy-back program, with the aim of protecting the interests of our stakeholders and supporting healthy price formation in the market while maintaining the fair value of our shares, on November 12, 2025, a total of 2,093,944 shares were purchased at an average price level of TRY 95.58. The total transaction value is TRY 200,141,178.

The details of the buy-back transactions

Code of Share Subject to Buy-back	Transaction Date	Nominal Value of Shares Subject to Transaction (TRY)	Ratio to Capital (%)	Transaction Price (TRY / Unit)	Privileges. If Any, Associated with These Shares
Group B, TCELL, TRATCELL91M1	12.11.2025	2,093,944	0.095	95.58	-

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell İletişim Hizmetleri A.Ş. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: November 12, 2025	By:	/s/ Özlem Yardım
		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

Date: November 12, 2025	By:	/s/ Kamil Kalyon
		Name:	Kamil Kalyon
		Title:	Chief Financial Officer